June 27, 2019

Karen Rapp
EVP and Chief Financial Officer
National Instruments Corporation
11500 North MoPac Expressway
Austin, TX 78759

       Re: National Instruments Corporation
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 21, 2019
           File No. 000-25426

Dear Ms. Rapp:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    J. Robert Suffoletta